UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): February 24, 2023

Jet Token Inc.

(Exact name of issuer as specified in its charter)

Delaware	32-0570872
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

10845 Griffith Peak Drive, Suite 200 Las Vegas, Nevada	89135
(Address of principal executive offices)	(Zip code)

(702) 747-4000

(Issuer’s telephone number, including area code)

Non-voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Business Combination Agreement and Plan Of Reorganization

This section describes the material provisions of the Merger Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary and description of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 1.1 and is incorporated herein by reference. Stockholders of Jet Token Inc. and other interested parties are urged to read the Merger Agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

The Merger.

On February 24, 2023, Jet Token Inc., a Delaware corporation (“Jet Token” or the “Company”), entered into a Business Combination Agreement and Plan of Reorganization (the “Merger Agreement”) by and among the Oxbridge Acquisition Corp., a Cayman Islands-based blank check company (“Oxbridge” or the “Acquiror”), OXAC Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Acquiror (“First Merger Sub”) and OXAC Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Acquiror (“Second Merger Sub” and, together with First Merger Sub, the “Merger Subs”). The Merger Agreement provides that, among other things and upon the terms and subject to the conditions of the Merger Agreement, the following transactions will occur:

1.	Domestication. Prior to the closing of the First Merger (the “Closing”), the Acquiror shall: (a) domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”) and the applicable provisions of the Cayman Islands Companies Act (2021 Revision) (the “Companies Act”) (such deregistration and domestication, including all matters necessary or ancillary in order to effect such domestication, the “Domestication”); (b) file a certificate of incorporation (the “Domestication Certificate of Incorporation”) with the Secretary of State of Delaware; and (c) adopt bylaws (the “Domestication Bylaws” and collectively with the Domestication Certificate of Incorporation, the “Domestication Organizational Documents”).

2.	Acquiror Stock Conversion. In connection with and as part of the Domestication, the Acquiror’s securities shall be converted in accordance with the following (such conversions, the “Acquiror Stock Conversion”):

a.	each then issued and outstanding share of Acquiror Class A Common Stock shall convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of the Acquiror (after its domestication as a corporation incorporated in the State of Delaware) (the “Domesticated Acquiror Common Stock”);
b.	each then issued and outstanding share of Acquiror Class B Common Stock shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Common Stock;
c.	each then issued and outstanding whole warrant to purchase shares of Acquiror Class A Common Stock shall convert automatically into a warrant to acquire one share of Domesticated Acquiror Common Stock (each, a “Domesticated Acquiror Warrant”), pursuant to that certain Warrant Agreement dated August 11, 2021, by and between the Acquiror and Continental Stock Transfer & Trust Company;
d.	each then issued and outstanding unit to purchase one share of Acquiror Class A Common Stock and one Acquiror Warrant shall convert automatically into a unit of the Acquiror (after its domestication as a corporation incorporated in the State of Delaware) (each, a “Domesticated Acquiror Unit”), with each Domesticated Acquiror Unit representing one share of Domesticated Acquiror Common Stock and one Domesticated Acquiror Warrant; and

e.	each then issued and outstanding share of Acquiror Preferred Stock shall continue to exist as preferred stock of the Acquiror in accordance with the Domestication Certificate of Incorporation.

3.	Company Preferred Stock Conversion. Immediately prior to the Effective Time (as defined in clause (iv) below), the Company shall cause its preferred stock to be converted as follows (such conversion, the “Company Preferred Stock Conversion”): (a) each share of Company Series Seed Preferred Stock that is issued and outstanding immediately prior to the Effective Time to be automatically converted into a number of shares of Company Voting Common Stock at the then-effective conversion rate as calculated pursuant to Section 3.10 of the Company Certificate of Incorporation, and (b) each share of Company Series CF Non-Voting Preferred Stock that is issued and outstanding immediately prior to the Effective Time to be automatically converted into a number of shares of Company Voting Common Stock at the then-effective conversion rate as calculated pursuant to Section 3.8 of the Company Certificate of Incorporation. All of the shares of Company Preferred Stock converted into shares of Company Voting Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such Company Preferred Stock.

4.	First Merger. Following the Domestication, the Acquiror Stock Conversion, and the Company Preferred Stock Conversion, the parties to the Merger Agreement shall file a Certificate of Merger with the Delaware Secretary of State, (the date and time of the filing of such Certificate of Merger, the “Effective Time”), pursuant to which First Merger Sub will merge with and into the Company (such transaction, the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of the Acquiror.

5.	Name Change. Upon the Effective Time, the Acquiror shall be immediately renamed “Jet.AI Inc.”

6.	Second Merger. As soon as practicable after the Effective Time but in any event within three days of the Effective Time, the parties to the Merger Agreement shall file a Certificate of Merger with the Delaware Secretary of State (the date and time of the filing of such Certificate of Merger, the “Second Effective Time”), pursuant to which the Company will merge with and into Second Merger Sub (such transaction, the “Second Merger”; and together with the First Merger, the “Mergers”), with Second Merger Sub surviving the Second Merger.

Merger Consideration.

As consideration for the Mergers, at the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Common Stock resulting from the Company Preferred Stock Conversion) shall be canceled and converted into the right to receive: (i) the number of shares of Domesticated Acquiror Common Stock equal to the Stock Exchange Ratio (the “Per Share Stock Merger Consideration”), plus (ii) a warrant (each, an “Merger Consideration Warrant”) to acquire the number of shares of Domesticated Acquiror Common Stock equal to the Warrant Exchange Ratio (the “Per Share Warrant Merger Consideration”; and together with the Per Share Stock Merger Consideration, the “Per Share Merger Consideration”), with each Merger Consideration Warrant being exercisable during the ten-year period following the Effective Time at an exercise price of $15.00 per share.

The Per Share Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Acquiror Class A Common Stock, Acquiror Class B Common Stock and/or Domesticated Acquiror Common Stock occurring on or after the date hereof and prior to the Effective Time.

Conversion or Cancellation of Other Securities.

1.	Cancellation of Treasury Stock. At the Effective Time, all shares of Company Common Stock and Company Preferred Stock held in the treasury of the Company shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

2.	Conversion of First Merger Sub Common Stock. At the Effective Time, each share of the common stock, par value $0.000001 per share, of First Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Company.

3.	Conversion of Company Warrants. Effective as of the Effective Time, each Company Warrant, to the extent then outstanding and unexercised, shall automatically be converted into a warrant to acquire: (a) that number of shares of Domesticated Acquiror Common Stock equal to (x) the number of shares of Company Common Stock subject to the applicable Company Warrant multiplied by (y) the Stock Exchange Ratio, rounding the resulting number down to the nearest whole number of shares of Domesticated Acquiror Common Stock; and (b) a Merger Consideration Warrant to acquire the number of shares of Domesticated Acquiror Common Stock equal to the Warrant Exchange Ratio (each such resulting warrant, an “Assumed Warrant”). Each Assumed Warrant shall be exercisable solely for shares of Domesticated Acquiror Common Stock at an exercise price equal to (1) the per share exercise price for the shares of Company Common Stock subject to the applicable Company Warrant, as in effect immediately prior to the Effective Time, divided by (2) the Stock Exchange Ratio, rounding the resulting exercise price up to the nearest whole cent.

4.	Conversion of Company RSU Awards. Effective as of the Effective Time, each Company RSU Award that is outstanding as of immediately prior to the Effective Time shall automatically be converted into a Restricted Stock Unit Award of the Acquiror (“Acquiror RSU Award”) covering: (a) the number of shares of Domesticated Acquiror Common Stock equal to (x) the number of shares of Company Non-Voting Common Stock subject to such Company RSU Award immediately prior to the Effective Time multiplied by (y) the Stock Exchange Ratio, rounding the resulting number down to the nearest whole number of shares of Domesticated Acquiror Common Stock; and (b) a Merger Consideration Warrant to acquire the number of shares of Domesticated Acquiror Common Stock equal to the Warrant Exchange Ratio. Except as specifically provided above, following the Effective Time, each Acquiror RSU Award shall continue to be governed by the same terms and conditions (including vesting and repurchase terms) as were applicable to the corresponding Company RSU Award immediately prior to the Effective Time, except to the extent such terms or conditions are rendered inoperative by the Mergers and any related transactions.

5.	Conversion of Company Options. Effective as of the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall automatically be assumed and converted into an option to purchase a number of shares of Domesticated Acquiror Common Stock as determined under Section 3.1(e) of the Merger Agreement (such option, an “Assumed Option”). Each Assumed Option shall be subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option immediately prior to the Effective Time, except to the extent such terms or conditions are rendered inoperative by the transactions contemplated by the Merger Agreement, including all Schedules and Exhibits thereto, the Company Disclosure Schedule, the Ancillary Agreements, and all other agreements, certificates, and instruments executed and delivered by the Acquiror, either of the Merger Subs, or the Company in connection with the transactions and specifically contemplated by the Merger Agreement (collectively, the “Transactions”).

Representations and Warranties.

Articles IV and V of the Merger Agreement contain a number of representations and warranties made by each of the Company and the Acquiror as of the date of the Merger Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or by constituting, in the case of the Company, a “Company Material Adverse Effect,” or in the case of the Acquiror, an “Acquiror Material Adverse Effect,” in each case meaning any event, circumstance, change or effect (collectively, “Effect”) that, individually or in the aggregate with all other Effects: (i) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), assets, liabilities or operations of the Acquiror (in the case of an Acquiror Material Adverse Effect) or the Company and the Company Subsidiaries taken as a whole (in the case of a Company Material Adverse Effect); or (ii) would prevent, materially delay or materially impede the performance by the Acquiror, First Merger Sub, or Second Merger Sub (in the case of an Acquiror Material Adverse Effect) or the Company (in the case of a Company Material Adverse Effect) of their or its obligations under the Merger Agreement or the consummation of the Mergers or any of the other Transactions. The definitions of “Company Material Adverse Effect” and “Acquiror Material Adverse Effect” exclude several events and conditions from what constitutes a material adverse effect and from what can be accounted for when determining whether a material adverse effect has occurred. The descriptions provided herein regarding an “Acquiror Material Adverse Effect” or a “Company Material Adverse Effect” are qualified in their entirety by the definitions of those terms in Article I of the Merger Agreement.

Covenants.

1.	Reasonable Best Efforts. Each party to the Merger Agreements agreed to use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable laws or otherwise, and to cooperate with the others, to consummate and make effective the Transactions and to fulfill the conditions to the Mergers. Each of the parties also agreed to keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication such party or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of the Merger Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions.

2.	Business Conduct. The Company and the Acquiror and the Merger Subs agreed to conduct their respective businesses in the ordinary course of business and in a manner consistent with past practice. Each party further agreed, subject to certain exceptions listed throughout Sections 6.1 and 6.2 of the Merger Agreement, that during the period between the date of the Merger Agreement and the Effective Time or the earlier termination of the Merger Agreement, such party would refrain from conducting certain business activities without the prior written consent of the other party, including but not limited to business activities relating to: (i) amending or otherwise changing such party’s organizational documents; (ii) declaring, setting aside, or making or paying any dividend or other distribution with respect to such party’s capital stock; (iii) reclassifying, combining, splitting, subdividing, redeeming, purchasing, or otherwise acquiring, directly or indirectly, any of such party’s capital stock or warrants (as applicable); (iv) issuing, selling, pledging, disposing of, granting, or encumbering, or authoring any such activities with respect to, any shares of any class of capital stock or other securities or any derivative or convertible securities to acquire any such shares of such capital stock; (v) acquiring other business entities or the securities or material assets from any third party, entering into any strategic joint ventures, partnerships or alliances with any other person, or making loans or advancements or otherwise investing in third parties; (vi) incurring indebtedness, issuing debt securities, or assuming, guaranteeing, or endorsing the obligations of any third party; (vii) making material amendments to accounting policies or procedures; (viii) materially amending any material Tax Return or changing any material method of Tax accounting; (ix) materially amending any Material Contract or entering into any contract that would have been considered a Material Contract had it been entered into prior to entering the Merger Agreement; (x) failing to maintain and protect intellectual property; or (xi) entering into or materially amending any employment agreement or other agreement with a director or officer.

3.	Non-Solicitation. Each party also agreed during the period from the date of the Merger Agreement until the earlier of the Closing or the termination of the Merger Agreement, not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information.

4.	Post-Closing Obligations. The Merger Agreement also contains certain customary post-Closing covenants regarding (i) maintenance of and access to books and records, (ii) tax matters, and (iii) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance.

5.	Form S-4 Registration Statement. The Acquiror agreed, as soon as practicable after executing the Merger Agreement, to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) related to providing the Acquiror’s shareholders with the opportunity to exercise their Redemption Rights and registering under the Securities Act of 1933 the shares of Domesticated Acquiror Common Stock, Merger Consideration Warrants, and Assumed Options to be issued or issuable (i) in the Domestication and (ii) to the Company’s security holders pursuant to the Merger Agreement, including the shares of Domesticated Acquiror Common Stock issuable upon exercise of the Merger Consideration Warrants and Assumed Options in accordance with their terms.

6.	Proxy Statement. The Registration Statement must contain a proxy statement on Schedule 14A (the “Proxy Statement”), relating to the meeting of the Acquiror’s shareholders (the “Acquiror Stockholders’ Meeting”) to be held to consider: (i) the approval and adoption of the Merger Agreement, the Mergers, and the Transactions; (ii) the approval of the Domestication, including the Domestication Organizational Documents; (iii) the issuance of the number of shares of Domesticated Acquiror Common Stock to be issued or issuable (a) in the Domestication, and (b) to the Company’s shareholders pursuant to the Merger Agreement, in each case if required under the rules and regulations of the Nasdaq Capital Market; (iv) the adoption and approval of the Advisory Charter Proposals; (v) the approval and adoption of a new equity incentive plan (the “Omnibus Incentive Plan”); (vi) the election of directors to the Acquiror Board of Directors; and (vii) any other proposals the parties mutually deem necessary or desirable to consummate the Transactions (such proposals, collectively, the “Acquiror Proposals”).

7.	Stockholder Approval. The parties to the Merger Agreement made customary covenants regarding the Registration Statement and the Proxy Statement. In addition, the Acquiror agreed to obtain the required stockholder approvals in the manner required under its organizational documents and applicable law for the execution, delivery and performance of the Merger Agreement and the consummation of the Transactions contemplated thereby. Furthermore, as promptly as practicable following the date upon which the Registration Statement becomes effective, the Company agrees to solicit the Company Stockholder Approval via written consent in accordance with Section 228 of the DGCL (the “Written Consent”) as necessary to authorize the Merger Agreement and consummate the Transactions.

No Survivability.

The representations, warranties, covenants, obligations, or other agreements in the Merger Agreement or in any certificate, statement or instrument delivered pursuant to the Merger Agreement do not survive the Closing. All such representations, warranties, covenants, obligations, or other agreements terminate and expire upon the occurrence of the Closing (and there will be no liability after the Closing in respect thereof), except for (i) the covenants and agreements contained in the Merger Agreement that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, and (ii) Article X of the Merger Agreement and any corresponding definitions set forth in Article I of the Merger Agreement.

Conditions to Obligations Under the Merger Agreement.

The obligations of the Company, the Acquiror, and the Merger Subs to consummate the Transactions, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following conditions: (i) the Written Consent of the Company’s stockholders having been delivered to the Acquiror; (ii) the Acquiror Proposals having been approved and adopted by the requisite affirmative vote of the shareholders of the Acquiror in accordance with the Proxy Statement, the DGCL, the Companies Act, the Acquiror Organizational Documents, and the rules and regulations of the Nasdaq Capital Market; (iii) no Law, rule, regulation, judgment, decree, executive order or award of any Governmental Authority having been enacted, issued, promulgated, enforced, or entered by any Governmental Authority that makes the Transactions, including the Merger, illegal or prohibited; (iv) all required filings under the HSR Act having been completed and the any waiting period applicable to the consummation of the Transactions under the HSR Act having expired or terminated; (v) the Registration Statement being declared effective and remaining in effect; (vi) the shares of Domesticated Acquiror Common Stock being listed on the Nasdaq Capital Market, or another national securities exchange mutually agreed to by the parties, as of the Closing Date; (vii) the Acquiror having at least $5,000,001 of net tangible assets following the exercise of Redemption Rights in accordance with the Acquiror Organizational Documents; (viii) the period for exercising appraisal rights pursuant to Section 262 of the DGCL having lapsed, and holders of not more than 1% of the issued and outstanding shares of Company Common Stock having demanded properly in writing appraisal or dissenters’ rights for such Company Common Stock in accordance with Section 262 of the DGCL.

The Merger Agreement further contained the following customary conditions to the obligations of the parties, including the following: (i) the representations and warranties of the other parties being true and correct in all material respects as of the date of the Merger Agreement and the Effective Time (or in such ways or at such times as are set forth in the Merger Agreement); (ii) the other parties having performed or complied in all material respects with all other agreements and covenants required by the Merger Agreement to be performed or complied with on or prior to the Effective Time; (iii) the delivery to the other party of an officer’s certificate, dated as of the date of the Closing, signed by an officer of the Company or by the President of the Acquiror, certifying as to such party’s satisfaction of certain conditions specified in the Merger Agreement; (iv) no Company Material Adverse Effect or Acquiror Material Adverse Effect, as applicable, having occurred between the date of the Merger Agreement and the Effective Time; (v) the resignations of all members of the boards of directors of the Company and the Company Subsidiaries, or of the Acquiror, as applicable, except those directors identified as continuing directors in the Disclosure Schedules; (vi) the other party meeting certain requirements of net working capital or minimum cash, as applicable; (vii) the other party having received a non-retracted fairness opinion that the Mergers are fair to such party from a financial point of view; and (i) with respect to the obligations of the Company, the Acquiror having received employment between certain persons set forth in the Disclosure Schedules and the Company or the Acquiror.

Termination.

The Merger Agreement may be terminated and the Mergers and other Transactions may be abandoned at any time before the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the Transactions by the shareholders of the Company or the Acquiror, by:

1.	mutual written consent of the Acquiror and the Company;

2.	either the Acquiror or the Company if the Effective Time shall not have occurred prior to July 1, 2023 (the “Outside Date”), except that no termination can occur by or on behalf of a party that either directly or indirectly through its affiliates breaches or violates the Merger Agreement and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII of the Merger Agreement on or prior to the Outside Date;

3.	either the Acquiror or the Company if any U.S. Governmental Authority has enacted, issued, promulgated, enforced, or entered any injunction, order, decree, or ruling (whether temporary, preliminary, or permanent), which has become final and nonappealable and has the effect of making consummation of the Transactions, including the Mergers, illegal or otherwise preventing or prohibiting consummation of the Transactions;

4.	either the Acquiror or the Company if any of the Acquiror Proposals shall fail to receive the requisite vote for the Acquiror Stockholders’ Approval at the Acquiror Stockholders’ Meeting;

5.	the Acquiror if the Company fails to receive the Written Consent executed by the requisite number of Company Stockholders to obtain the Company Stockholder Approval on or before the Acquiror Stockholders’ Meeting;

6.	the Acquiror upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Sections 8.2(a) and 8.2(b) of the Merger Agreement would not be satisfied, subject to certain exceptions; or

7.	the Company upon a breach of any representation, warranty, covenant or agreement on the part of the Acquiror and the Merger Subs set forth in the Merger Agreement, or if any representation or warranty of the Acquiror and the Merger Subs shall have become untrue, in either case such that the conditions set forth in Sections 8.3(a) and 8.3(b) of the Merger Agreement would not be satisfied, subject to certain exceptions.

Waiver or Extension.

At any time before the Effective Time: (i) the Acquiror may (a) extend the time for the Company’s performance of any obligation or other act, (b) waive any inaccuracy in the Company’s representations and warranties contained in the Merger Agreement or in any document delivered by the Company pursuant to the Merger Agreement, and (c) waive compliance with any agreement of the Company or any condition to its own obligations contained in the Merger Agreement; and (ii) the Company may (a) extend the time for the performance of any obligation or other act of the Acquiror, First Merger Sub or Second Merger Sub, (b) waive any inaccuracy in the representations and warranties of the Acquiror, First Merger Sub or Second Merger Sub contained in the Merger Agreement or in any document delivered by the Acquiror, First Merger Sub and/or Second Merger Sub pursuant to the Merger Agreement, and (c) waive compliance with any agreement of the Acquiror, First Merger Sub or Second Merger Sub or any condition to its own obligations contained in the Merger Agreement. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Governing Law.

The Merger Agreement is governed by the laws of the State of Delaware without regard to the conflict of laws principles thereof.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement has been filed with this Current Report on Form 1-U to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Acquiror, the Company, First Merger Sub, Second Merger Sub, or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Related Agreements

In connection with the Closing, Oxbridge and Jet Token will enter into certain additional agreements pursuant to the Merger Agreement (the “Related Agreements”), the terms of which have not yet been negotiated by Oxbridge or Jet Token. Finalizing such Related Agreements on terms mutually acceptable to Oxbridge and Jet Token is a condition to Closing of the Merger Agreement. Specifically, the Merger Agreement contemplates delivery of the following Related Agreements: (i) a Registration Rights Agreement between Oxbridge, OAC Sponsor Ltd., a Cayman Islands exempted company (the “Sponsor”), and the Key Company Stakeholders (listed on Schedule 1.1 to the Company Disclosure Schedules), covering the securities mutually agreed to by Jet Token and Oxbridge; (ii) Lock-Up Agreements entered into by each Key Company Stakeholder, to be effective as of the Closing, pursuant to which the Domesticated Acquiror Common Stock and Merger Consideration Warrants (and shares of Domesticated Acquiror Common Stock issuable upon exercise thereof) issued under the Merger Agreement will be subject to a lock-up; (iii) the Omnibus Incentive Plan, to be adopted by Oxbridge, which will constitute an amendment, restatement, and continuation of the Company Option Plans; and (iv) a Sponsor Agreement in the form of a letter agreement between the Sponsor and Oxbridge, pursuant to which the Sponsor will (a) agree to waive the anti-dilution rights set forth in Article 17.3 of the Acquiror Articles of Association with respect to the shares of Acquiror Class B Common Stock owned by the Sponsor that may be triggered from the Mergers and/or the other transactions contemplated by the Merger Agreement, and (b) release Oxbridge and Jet Token from any and all claims arising prior to the Closing.

About the Parties to the Merger Agreement

About Jet Token

Jet Token, a Delaware corporation headquartered in Las Vegas, Nevada, was founded in 2018 by Michael Winston, its Executive Chairman. Jet Token, directly and indirectly through its subsidiaries, is principally involved in (i) the sale of jet cards, which enable holders to use certain aircraft owned, leased by, arranged and/or managed by Jet Token and others at agreed-upon rates, as well as the sale of fractional interests in aircraft, and (ii) the operation of a proprietary booking platform, which functions as a prospecting and quoting platform to arrange private jet travel with third party carriers as well as via Jet Token’s leased and managed aircraft.

About Oxbridge

Oxbridge is a Cayman Islands-exempted, Cayman Islands-based blank check company incorporated in 2021. Oxbridge was formed with the purpose of entering into a merger in the field of blockchain technology, artificial intelligence, and insurance technology.

Forward-Looking Statements

This Current Report on Form 1-U contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Jet Token and Oxbridge (the “Business Combination”), including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the services offered by Jet Token and the markets in which it operates, and Jet Token’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. As a result, caution must be exercised in relying on forward-looking statements, which speak only as of the date they were made. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the Business Combination Agreement and the proposed transaction contemplated thereby; the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the stockholders of Oxbridge or Jet Token or other conditions to closing in the Business Combination Agreement; the inability to project with any certainty the amount of cash proceeds remaining in the Oxbridge trust account at the closing of the transaction; the inability of the company post-closing to obtain or maintain the listing of its securities on Nasdaq following the business combination; the amount of costs related to the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; changes in applicable laws or regulations; the ability of Jet Token to meet its post-closing financial and strategic goals, due to, among other things, competition; the ability of the company post-closing to grow and manage growth profitability and retain its key employees; and the possibility that the company post-closing may be adversely affected by other economic, business, and/or competitive factors. The valuation of the securities to be distributed in the transaction also constitutes a forward-looking statement, with the common stock component of the transaction valued based upon a $10 valuation which is intended to approximate the liquidation value of the common stock at closing, but may not represent the post-closing value of the shares, and with the warrant component of the transaction valued at $8.16 per warrant by application of a Black-Scholes formula developed by Jet Token management, which may not equate to the actual post-closing value of the warrants. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Jet Token’s Post-Qualification Amendment No. 1 to its Offering Statement (File No. 024-11449), the registration statement on Form S-4 discussed above and other documents filed by Jet Token and Oxbridge from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Jet Token and Oxbridge assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Important Information About the Proposed Business Combination and Where to Find It

This Current Report on Form 1-U relates to a proposed Business Combination between Jet Token and Oxbridge. This Current Report on Form 1-U does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed Business Combination, Oxbridge intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of Oxbridge and a prospectus of the combined entity. The proxy statement/prospectus will be sent to all Oxbridge shareholders. Oxbridge will also file other documents regarding the proposed Business Combination with the SEC. Before making any voting decision, investors and securities holders of Oxbridge and Jet Token are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed Business Combination and the parties to the proposed Business Combination.

Investors and securities holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC through the website maintained by the SEC at https://sec.gov/.

Participants in the Solicitation

Oxbridge and Jet Token and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Oxbridge’s shareholders with respect to the proposed Transactions. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Transactions of Oxbridge’s directors and officers in Oxbridge’s filings with the SEC, including, when filed with the SEC, the preliminary proxy statement and the amendments thereto, the definitive proxy statement, and other documents filed with the SEC. Such information with respect to Jet Token’s directors and executive officers will also be included in the proxy statement.

No Offer or Solicitation

This Current Report on Form 1-U is not a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Transactions and will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Exhibit Number	Description

6.1	Business Combination Agreement and Plan Of Reorganization, dated February 24, 2023.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Las Vegas, Nevada, on March 13, 2023.

Jet Token Inc.

/s/ George Murnane
By: George Murnane, Chief Executive Officer